C21 Investments Inc. Announces Issuance of
Convertible Promissory Note

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, May 29, 2019 – C21 Investments Inc. (“C21 Investments” or the “Company”) (CSE: CXXI and OTC: CXXIF) In connection with the purchase of Swell Companies Limited ("Swell") (see news release dated May 27, 2019), the Company and its wholly owned subsidiary, 320204 Oregon Holdings Corp., have issued a US$1,000,000 promissory note (the "Note") to Sicilia Solutions LLC ("Sicilia"), a creditor of Swell, in consideration, inter alia, of Sicilia's agreement to reschedule repayment of such amount. Interest accrues under the Note at the rate of 10% per annum and it is payable upon demand after May 24, 2021. The principal amount owing under the Note may be converted into common shares of C21 on maturity at the issue price of US$1.56 per share (being equivalent to approximately $2.1082 per share at the Bank of Canada Daily Exchange Rate on May 29, 2019).

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

A B O U T   C 2 1   I N V E S T M E N T S

C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, and Phantom Farms, Eco Firma Farms, Pure Green and Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, prerolls, cannabis oil, vaporizer cartridges and edibles. These developments are expected to add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found atwww.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Dave Goad
S2C Inc.	Investor Relations
david@strategy2communications.com	dgoad@cxxi.ca
+1 416 727-1858	+1 833 BUY-CXXI (289-2994)

Company contact:
Michael Kidd
Chief Financial Officer
Michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the use of the net proceeds from the Financing; and (ii) the Company’s focus on value creation through various activities.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments. Although C21 Investments believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the Financing, C21 Investments’ inability to identify, finance and complete intended expansions, consumer acceptance of the Company’s products, competitive factors in the industries in which C21 Investments operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments.

The forward-looking statements contained in this news release represent C21 Investments’ expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.